December 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katharine Garrett

Re:	Alerus Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2022 File No. 001-39036

Dear Ms. Garrett:

On behalf of Alerus Financial Corporation (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 4, 2023 (the “Comment Letter”), with respect to the above-referenced Form 10-K for Fiscal Year Ended December 31, 2022.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company. The numbered responses set out below correspond to the numbered comments from the Staff.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 74

1.	We note the tabular disclosure on page 75 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

In the Company’s future filings, it will further disaggregate the composition of its CRE loan portfolio by borrower type, geographic concentrations and other characteristics, if any, and will also revise its disclosures to describe the specific details of any risk management policies, procedures or other actions undertaken by its management in response to the current environment, in each case, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

200 West Madison Street, Suite 3900 | Chicago, Illinois 60606 | T. 312.984.3100 | F. 312.984.3150 | bfkn.com

Securities and Exchange Commission

December 18, 2023

Item 8. Financial Statements and Supplementary Data

Note 3 Business Combinations, page 106

2.	We note you completed the acquisition of Metro Phoenix Bank in July 2022. Please tell us how you considered the disclosure requirements of ASC 805-10-50-2(h) and revise your future periodic filings to include all the required disclosures as applicable including, for instance, the supplemental pro forma information.

Response:

The Company respectfully submits that its acquisition of Metro Phoenix Bank did not constitute an acquisition that was material to the Company’s financial statements. Accordingly, the Company believed that the disclosure requirements of ASC 805-10-50-2(h)(2) did not apply in this situation. However, the Company will include this disclosure in future filings.

To support this determination, the Company advises the Staff as follows:

•	The Company’s investments in Metro Phoenix Bank as a percentage of the Company’s aggregate worldwide market value as of December 31, 2021 was 12.63%;
•	The share of total assets acquired of Metro Phoenix Bank as a percentage of the Company’s total consolidated assets as of December 31, 2021 was 12.14%; and
•	The income from continuing operations (before taxes) of Metro Phoenix Bank as a percentage of the Company’s consolidated income from continuing operations (before taxes) for the year ended December 31, 2021 was 13.66%.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-5143.

Sincerely,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml

cc:	Amit Pande
(Securities and Exchange Commission)

Katie Lorenson

Nicholas Brenckman

(Alerus Financial Corporation)